FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements for the Period Ended August 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: November 3, 2003

By:  “James G. Stewart”

        James G. Stewart

Its:  Secretary

      (Title)

November 3, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Oromin Explorations Ltd.	August 31, 2003	2003/10/29
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.oromin.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/10/29
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/10/29

OROMIN EXPLORATIONS LTD.

FINANCIAL STATEMENTS

Six months ended August 31, 2003

(Unaudited – Prepared by Management)

Oromin Explorations Ltd.

(An exploration stage company)

Balance Sheets as at

(Unaudited – Prepared by Management)

	August 31, 2003	February 28, 2003

ASSETS

Current:
Cash and cash equivalents	$ 254,301	$ 100,851
Accounts receivable	5,622	7,556
Prepaid expenses	4,872	20,300
	264,795	128,707

Capital assets	6,342	7,390
Resource properties	2,219,044	2,146,303
Performance bond – restricted cash	150,976	162,094
	$ 2,641,157	$ 2,444,494

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 312,482	$ 232,127

Shareholders’ Equity:
Capital stock	10,890,280	10,665,871
Options	8,276	8,276
Warrants	3,774	3,774
Deficit	(8,573,655)	(8,465,554)
	2,328,675	2,212,367
	$ 2,641,157	$ 2,444,494

Approved by the Board

   “Chet Idziszek”

 Director

   “James G. Stewart”

 Director

Oromin Explorations Ltd.

(An exploration stage company)

Statements of Loss and Deficit

For the periods ended August 31

(Unaudited – Prepared by Management)

	Three Months Ended August 31, 2003	Three Months Ended August 31, 2002	Six Months Ended August 31, 2003	Six Months Ended August 31, 2002

EXPENSES
Bank charges and interest	$ 89	$ 5	$ 140	$ 121
Depreciation	524	737	1,048	1,475
Filing fees	4,420	3,225	6,626	5,725
Office and rent	7,792	16,384	22,748	31,958
Professional fees	9,893	32,562	19,571	35,779
Shareholder information	5,666	3,331	6,344	5,285
Transfer agent’s fees	4,467	3,356	5,894	7,776
Travel and public relations	568	2,428	5,758	3,587
Wages	4,890	-	9,780	-
	38,309	62,028	77,909	91,706

OTHER INCOME (EXPENSE)
Interest earned	1,400	1,621	2,544	2,667
Foreign exchange gain (loss)	(19,827)	5,292	(32,736)	(9,942)
Gain on sale of marketable securities	-	-	-	6,395
	(18,427)	6,913	(30,192)	(880)

Loss for the period	(56,736)	(55,115)	(108,101)	(92,586)

Deficit - Beginning of period	(8,516,919)	(8,309,899)	(8,465,554)	(8,272,428)

Deficit - End of period	$ (8,573,655)	$ (8,365,014)	$ (8,573,655)	$ (8,365,014)

Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Oromin Explorations Ltd.

(An exploration stage company)

Statements of Cash Flows

For the periods ended August 31

(Unaudited – Prepared by Management)

	Three Months Ended August 31, 2003	Three Months Ended August 31, 2002	Six Months Ended August 31, 2003	Six Months Ended August 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (56,736)	$ (55,115)	$ (108,101)	$ (92,586)
Items not affecting cash
Depreciation	524	737	1,048	1,475
Foreign exchange loss	(1,559)	-	11,118	30,100
Gain on sale of marketable securities	-	-	-	(6,395)
Changes in non-cash working capital items:
Prepaid expenses	-	15,429	15,428	25,715
Accounts receivable	2,720	1,088	1,934	7,449
Accounts payable and accrued liabilities	26,471	(5,042)	28,619	(20,689)
	(28,580)	(42,903)	(49,954)	(54,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	245,740	224,409	245,740
Share subscription received	-	(95,740)	-	-
Repayment of related party loan	-	-	-	(2,276,680)
	-	150,000	224,409	(2,030,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	8,314	(40,494)	(21,005)	(68,737)
Proceeds from sale of marketable securities	-	-	-	9,395
	8,314	(40,494)	(21,005)	(59,342)

(Decrease) increase in cash and cash equivalents	(20,266)	66,603	153,450	(2,145,213)

Cash and cash equivalents - Beginning of period	274,567	382,440	100,851	2,594,256

Cash and cash equivalents - End of period	$ 254,301	$ 449,043	$ 254,301	$ 449,043

Oromin Explorations Ltd.

Notes to Interim Financial Statements

Six months ended August 31, 2003

(Unaudited – Prepared by Management)

1.

Interim Unaudited Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended February 28, 2003.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

3.

Resource Properties

Argentina
Balance, February 28, 2003	$ 2,146,303

Exploration expenditures:
Consulting	67,681
Legal	5,060
Balance, August 31, 2003	$ 2,219,044

4.

Capital Stock

Authorized – 100,000,000 common shares without par value

Issued and outstanding

	Number of Shares	Amount
Balance, February 28, 2003	18,149,854	$ 10,665,871
Private placement	2,045,454	224,409
Balance, August 31, 2003	20,195,308	$ 10,890,280

On April 1, 2003, the Company closed a non-brokered private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409 net of issuance costs of $591.  Each unit comprised one common share of the Company and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until August 1, 2005.  The shares issued on this private placement and any shares issued on the exercise of the warrants were subject to a hold period which expired on August 1, 2003.

5.

Related Party Transactions

a)

During the six months ended August 31, 2003, the Company incurred professional fees of $20,560 (2002 – $27,839) with companies related by directors in common.

b)

The Company had an arrangement whereby it rented office space from Companies with common directors.  The Company paid $15,429 in rental payments under this arrangement which expired May 31, 2003.

c)

As at August 31, 2003, accounts payable includes $171,759 due to related parties.

6.

Segmented Information

The Company considers its business to consist of one reportable business segment being the exploration of oil and gas properties.  As at August 31, 2003, all capital assets were held in Canada and resource properties in Argentina.

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at August 31, 2003

 (Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1.

(a) Breakdown of Deferred Costs:

      See Note 3 incorporated into Schedule A – Notes to Financial Statements

(b) Breakdown of Professional Fees:

Audit & accounting	$ 9,893
Legal – General & Corporate	3,252
Legal – BVI subsidiaries	6,426
$ 19,571

(c) Breakdown of Office and Rent:

Office	$ 196
Rent	23,071
Subscriptions & Dues	(519)
$ 22,748

(d) Breakdown of Travel and Public Relations:

Expenses	$ 568
Internet	2,220
Travel	2,970
$ 5,758

2.

Expenditures made to non-arm's length parties:

See Note 5 incorporated into Schedule A – Notes to Financial Statements.

3.

(a)

Securities issued during the period:

See Note 4 incorporated into Schedule A – Notes to Financial Statements.

(b) Options granted during the period:

No options were granted during the six months ended August 31, 2003.

4.

(a)

Authorized and issued share capital at August 31, 2003:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V	100,000,000	20,195,308	$10,890,280

(b) Summary of options and warrants outstanding at August 31, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	145,000	$0.20	June 1, 2004
Options	483,000	$0.20	September 28, 2005
Options	270,000	$0.20	July 4, 2006
Options	165,000	$0.24	May 12, 2005
Options	191,749	$0.34	February 8, 2006
Warrants	2,500,000	$0.12	June 3, 2004
Warrants	2,045,454	$0.18	April 1, 2005

(c) Shares in escrow or subject of pooling restrictions as at August 31, 2003:

Number of Shares

Escrow	74,998

5.

List of Directors and Officers as at October 29, 2003:

Name	Position
Derek Bartlett	Director
Jeffery Cocks	Director
Norman Haimila	Director
Chet Idziszek	Director and President
James G. Stewart	Director and Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE AND SIX MONTHS ENDED AUGUST 31, 2003

The Company carries out exploration and development of natural resource properties with the objective of locating and developing resources which can be commercially exploited.  During the three month period ended August 31, 2003, the Company has been working to obtain financing to begin exploration of the Santa Rosa Property in the Province of Mendoza, Republic of Argentina.

OPERATIONS AND FINANCIAL CONDITION

At August 31, 2003, the Company had total assets of $2,641,157 as compared with $2,444,494 at February 28, 2003. This increase is primarily attributable to the sale of share capital.  The Company’s working capital deficiency at August 31, 2003 decreased to $47,687 from a working capital deficiency of $103,420 at February 28, 2003 as a result of the sale of share capital by the Company.  The Company’s largest cash outflow in the three and six month periods ended August 31, 2003 were as a result of general and administrative expenses of $38,309 and $77,909, respectively.  During the three and six month periods ended August 31, 2002, the Company’s largest cash outflow resulted from investments in resource properties of $62,028 and $91,706, respectively.

During the three and six month periods ended August 31, 2003, the Company recorded interest income of $1,400 and $2,544, respectively.  During the three and six month periods ended August 31, 2003, the Company recorded a foreign exchange loss of $19,827 and $32,736, respectively.  During the three and six month periods ended August 31, 2002, the Company recorded interest income of $1,621 and $2,667, respectively.  During the three month period ended August 31, 2002, the Company recorded a foreign exchange gain of $5,292.  During the six month period ended August 31, 2002, the Company recorded a foreign exchange loss of $9,942 and a gain on the sale of marketable securities of $6,395.

Expenses for the three month period ended August 31, 2003 were $38,309, down from $62,028 for the three month period ended August 31, 2002 due principally to decreased professional fees as a result of reduced exploration activity and decreased office costs and rent as a result of a reduction in office space.  Professional fees for the three month period ended August 31, 2003 decreased to $9,893 from $32,562 for the three month period ended August 31, 2002. Office costs and rent for the three month period ended August 31, 2003 decreased to $7,792 from $16,384 for the three month period ended August 31, 2002.  During the three month period ended August 31, 2003, the Company paid a total of $7,582 to parties not at arm’s length to the Company.  These payments were comprised of professional fees paid to companies related by directors in common.  The net loss for the three month period ended August 31, 2003 was $56,736 or $0.00 per share as compared with a net loss for the three month period ended August 31, 2002 of $55,115 or $0.00 per share.

Expenses for the six month period ended August 31, 2003 were $77,909, down from $91,706 for the six month period ended August 31, 2002 due principally to decreased professional fees as a result of reduced exploration activity and decreased office costs and rent as a result of a reduction in office space.  Professional fees for the six month period ended August 31, 2003 decreased to $19,571 from $35,779 for the six month period ended August 31, 2002.  Office costs and rent for the six month period ended August 31, 2003 decreased to $22,748 from $31,958 for the six month period ended August 31, 2002.  During the six month period ended August 31, 2003, the Company paid a total of $35,989 to parties not at arm’s length to the Company.  These payments were comprised of professional fees of $20,560 paid to companies related by directors in common and office costs incurred on behalf of companies with directors in common totalling $15,429 pursuant to cost sharing arrangements with such companies.  The net loss for the six month period ended August 31, 2003 was $108,101 or $0.01 per share as compared with a net loss for the six month period ended August 31, 2002 of $92,586 or $0.01 per share.

CAPITAL STOCK

During the three month period ended August 31, 2003, the Company did not issue any securities. During the six month period ended August 31, 2003, the Company carried out a private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409, each unit comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.

During the three and six month periods ended August 31, 2002, the Company issued 2,500,000 units at $0.10 per unit to generate proceeds of $250,000, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 until June 3, 2004.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.  Based on its existing working capital, the Company requires additional financing for its currently held property during the upcoming fiscal year.  Accordingly, there is substantial doubt about its ability to continue as a going concern.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia has yet to receive any funds pursuant to this transaction.

Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.